Exhibit 99.1

Grubb & Ellis Company 1551 N. Tustin Avenue, Suite 300 Santa Ana, CA 92705 714.667.8252 main 714.667.6860 fax www.grubb-ellis.com
December 7, 2009
Dear Grubb & Ellis Stockholder:
As of the date of this letter, your vote for the Annual Meeting on December 17, 2009 has not yet been received. Among the important agenda items at the Meeting this year is a proposal to amend the Certificate of Incorporation to authorize the increase of both common and preferred shares and a proposal to declassify the Board of Directors to conform with prevailing corporate governance practices. These proposals and the other agenda items are covered much more fully in the Proxy Statement sent to you previously. You are urged to read it carefully.
The meeting date is fast approaching and we ask that you to use the instructions with the enclosed duplicate proxy to vote your shares TODAY by phone or by internet. Every share is important. If you have questions or need help voting your proxy, please call MacKenzie Partners, Inc., our proxy solicitation firm, toll-free at (800) 322-2885 or collect at (212) 929-5500.
Thank you for your continued support,

Thomas D’Arcy
President and Chief Executive Officer